SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	000-51518

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      ☐Form 10-K      ☐Form 20-F      ☐ Form 11-K      ☒ Form 10-Q      ☐ Form 10D      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:	March 31, 2008

For Period Ended:
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I REGISTRANT INFORMATION Chem Rx Corporation
Full Name of Registrant
Former Name if Applicable 750 Park Place
Address of Principal Executive Office (Street and Number) Long Beach, NY 11561
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant acquired B.J.K. Inc. (which operates under the name “Chem Rx”) and related entities, and the institutional pharmacy business operated by such entities, in the business combination transaction consummated on October 26, 2007. In the financial statements applicable to such operating business, including the financial statements of the registrant included in the registrant’s annual report on Form 10-K for the year ended December 31, 2007, the registrant accounted for vendor rebates on the cash method, rather than on the accrual method, on the basis that insufficient information was available to permit the registrant to make a reasonable estimate of such rebates for the accrual method of accounting.

In conjunction with the registrant’s preparation and review of its quarterly report on Form 10-Q for the quarter ended March 31, 2008, the registrant determined that there may have been sufficient information available during prior periods to permit the registrant to make reasonable estimates of vendor rebates. The registrant is in the process of determining whether sufficient reasonable information did in fact exist and was reasonably available to the registrant to the extent needed to permit such reasonable estimates, and, if so, whether an accrual method of accounting for vendor rebates would have resulted in a material change in the registrant’s prior financial statements.

The registrant is working diligently to complete its investigation into such matters, but until such investigation is completed, the registrant is unable to complete its quarterly report on Form 10-Q for the quarter ended March 31, 2008, and therefore the registrant was unable to file such Form 10-Q on a timely basis. The registrant will file such Form 10-Q as promptly as practicable upon completion of such investigation, and, if and to the extent necessary, upon completion of any restatement of prior financial statements. In the event that the registrant determines that the accrual method of accounting should have been used with respect to vendor rebates, and that such method would have resulted in material changes to its prior financial statements, the registrant will timely file an appropriate Form 8-K with respect to such matters.

PART IV OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Steven C. Silva	(516)	889-8770
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

	Yes	No
	☒	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes	No
	☒	☐

The registrant was a shell company during the corresponding period for the last fiscal year, and the results of operations for such corresponding period primarily included interest income and general and administrative expenses; in contrast, since the date of the registrant’s business combination on October 26, 2007, the registrant’s results of operations have reflected those of an operating business with revenues, costs of sales, interest expense, and general and administrative expenses. Therefore regardless of the outcome of the registrant’s investigation into the accounting matters described in Part III above, the results of operations for the current period would be expected to reflect significant changes in several respects as compared with the results of operations for such corresponding period of the last fiscal year.

The registrant is not able at this time to provide an estimate of the amounts that will be reflected in the earnings statements to be included in the registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2008.

Chem Rx Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2008	By	/s/ Steven C. Silva
President and Chief Operating Officer